EXHIBIT 99.1
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[LOGO - CANADIAN NATURAL]
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                       CANADIAN NATURAL RESOURCES LIMITED
            SECOND QUARTER CONFERENCE CALL AND WEB CAST NOTIFICATION CALGARY, ALBERTA - JULY 31, 2003 - FOR IMMEDIATE RELEASE


Canadian Natural Resources Limited ("Canadian Natural") announces it will release its second quarter 2003 results on Wednesday, August 6, 2003.

A conference call and Web cast to discuss operational and financial results will be held also on August 6, 2003, at 9:00 a.m. Mountain Daylight Time, 11:00 a.m. Eastern Daylight Time. To participate please dial 1-800-682-5077 for domestic callers and 1-416-620-2401 for international callers approximately 10 minutes prior to the start of the conference call. The conference call will be recorded and available to access starting at 11:00 a.m. on August 6 until 11:00 a.m. August 13, 2003. To access the recording please dial 1-800-558-5253 for domestic callers and 1-416-626-4100 for international callers and enter reservation number 21155066.

A Web cast of the conference call will also be available via Canadian Natural's website under the Investor Relations Calendar
(http://www.cnrl.com/investor/calendar.htm).

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.


For more information, please contact:

                       CANADIAN NATURAL RESOURCES LIMITED
                           2500, 855 - 2nd Street S.W.
                                Calgary, Alberta
                                     T2P 4J8

TELEPHONE:             (403) 514-7777                       ALLAN P. MARKIN       JOHN G. LANGILLE
FACSIMILE:             (403) 517-7370                              Chairman              President
EMAIL:                 investor.relations@cnrl.com
WEBSITE:               www.cnrl.com                           STEVE W. LAUT        COREY B. BIEBER
TRADING SYMBOL - CNQ:  Toronto Stock Exchange       Chief Operating Officer               Director
                       New York Stock Exchange                                  Investor Relations



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Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.
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